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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2016
Washington DC

SEC FILE NUMBER
8- 25845

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Columbia Management Investment Distributors, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Franklin Street
(No. and Street)

Boston	MA	02110-2804
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David K. Stewart — 612-678-4769
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker Dr.	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David K. Stewart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Columbia Management Investment Distributors, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



RENEE A. BOBICK
Notary Public
Minnesota
My Commission Expires Jan. 31, 2020

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Columbia Management Investment Distributors, Inc.
Statement of Financial Condition
December 31, 2015

Contents



Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Columbia Management Investment Distributors, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Columbia Management Investment Distributors, Inc. (the "Company") at December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit of the statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2016

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

Columbia Management Investment Distributors, Inc.
Statement of Financial Condition
December 31, 2015
(in thousands except share amounts)

Assets		
Cash and cash equivalents	$	76,314
Receivables:		
Distribution fees from associated mutual funds		2,217
Due from affiliates		5,749
Other		902
Deferred acquisition costs		8,015
Intangible assets, net of accumulated amortization of $956		1,044
Total assets	$	94,241
Liabilities and Stockholder's Equity		
Liabilities:		
Payables:		
Due to affiliates	$	42,067
Distribution fees to outside distributors		17,946
Other		1,811
Deferred income taxes, net		3,373
Total liabilities		65,197
Commitments and contingencies (see note 8)		
Stockholder's equity:		
Common stock $1 par value per share:		
Authorized, issued and outstanding shares - 250		–
Additional paid - in capital		30,615
Accumulated deficit		(1,571)
Total stockholder's equity		29,044
Total liabilities and stockholder's equity	$	94,241

The accompanying notes are an integral part of these financial statements

Columbia Management Investment Distributors, Inc.
Notes to Statement of Financial Condition
December 31, 2015
(in thousands)

1. Organization and Significant Accounting Policies

Organization

Columbia Management Investment Distributors, Inc. (the Company) is incorporated under the laws of the state of Delaware. The Company is a wholly owned subsidiary of J. & W. Seligman & Co, Inc., which is a wholly owned subsidiary of Columbia Management Investment Advisers, LLC, (CMIA), which is a wholly owned subsidiary of Ameriprise Financial, Inc. (the Parent). The Company is a limited purpose broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation (SIPC), and the various states in which the Company transacts.

The Company provides underwriting and distribution services for financial products, open-end investment companies and 529 plans managed by affiliated companies. The Company's distribution services are performed pursuant to distribution agreements under which the Company, where applicable, retains distribution concessions, net of commissions paid to dealers for distribution of the investment companies' shares. The Company serves as the distributor of the combined Columbia complex of open-end investment companies and 529 plans, which includes funds known collectively as the Columbia Funds (the Funds), and serves as a placement agent or distributor of private and foreign funds managed by CMIA. The Company also provides certain marketing, distribution and sales support services for the Columbia Trust collective funds, which are sub-advised by CMIA.

Basis of Financial Statement Presentation

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. These accounting estimates reflect the best judgment of management and actual amounts could differ significantly from those estimates.

Significant Accounting Policies

Income taxes: The Company's provision for income taxes represents the net amount of income taxes that the Company expects to pay or to receive from various taxing jurisdictions in connection with its operations. The Company provides for income taxes based on amounts that the Company believes it will ultimately owe taking into account the recognition and measurement for uncertain tax positions. Inherent in the provision for income taxes are estimates and judgments regarding the tax treatment of certain items. In connection with the provision for income taxes, the financial statements reflect certain amounts related to deferred tax assets and liabilities, which result from temporary differences between the assets and liabilities measured for financial statement purposes versus the assets and liabilities measured for tax return purposes. The Company's taxable income is included in the consolidated federal and state income tax returns of the Parent. The Company provides for income taxes on a separate return basis, except that, under an agreement between the Parent and the Company, tax benefits are recognized for losses to the extent they can be used in the consolidated return. It is the policy of the Parent to reimburse its subsidiaries for any tax benefits recorded.

Fair value of financial instruments: Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature and based on market interest rates available to the Company on December 31, 2015, approximate fair value.

Cash and cash equivalents: Cash equivalents include commercial paper with original maturities of 90 days or less.

(in thousands)

Deferred acquisition costs: Commissions and other direct variable distribution costs are paid to affiliates and outside distributors by the Company in connection with the sales of certain investment products and are deferred. Such deferred acquisition costs (DAC) are amortized over the estimated revenue generating lives of the related products. When the client's investment is redeemed, any remaining deferred acquisition costs are immediately recognized as expense in conjunction with the collection of a contingent deferred sales charge. The Company tests for impairment annually or whenever events and circumstances indicate that an impairment may have occurred, such as a significant adverse change in the business climate. No impairments were identified as a result of these tests for the year ended December 31, 2015.

Intangible assets: Intangible assets are composed of acquired distribution relationships and are amortized over their estimated useful lives of 15 years. The Company evaluates the definite lived intangible assets' remaining useful lives annually on the measurement date of July 1 and tests for impairment whenever events and circumstances indicate that an impairment may have occurred, such as a significant adverse change in the business climate. For definite lived intangible assets, impairment to fair value is recognized if the carrying amount is not recoverable. No impairments were identified as a result of these tests for the year ended December 31, 2015.

2. Recent Accounting Pronouncements

Future Adoption of New Accounting Standards

Presentation of Financial Statements - Going Concern

In August 2014, the Financial Accounting Standards Board (FASB) updated the accounting standard related to an entity's assessment of its ability to continue as a going concern. The standard requires that management evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued. In situations where there is substantial doubt about an entity's ability to continue as a going concern, disclosure should be made so that a reader can understand the conditions that raise substantial doubt, management's assessment of those conditions and any plan management has to mitigate those conditions. The standard is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early adoption is permitted. The adoption of the standard is not expected to have a material impact on the Company's results of operations and financial condition.

Revenue from Contracts with Customers

In May 2014, the FASB updated the accounting standards for revenue from contracts with customers. The update provides a five step revenue recognition model for all revenue arising from contracts with customers and affects all entities that enter into contracts to provide goods or services to their customers (unless the contracts are in the scope of other standards). The standard also updates the accounting for certain costs associated with obtaining and fulfilling a customer contract. In addition, the standard requires disclosure of quantitative and qualitative information that enables users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015, the FASB updated the accounting standards to defer the effective date by one year. The standard is effective for interim and annual periods beginning after December 15, 2017 and early adoption is prohibited. The standard may be applied retrospectively for all periods presented or retrospectively with a cumulative-effect adjustment at the date of adoption. The Company is currently evaluating the impact of the standard on its consolidated results of operations and financial condition.

(in thousands)

3. Intangible Assets

Intangible assets representing acquired distribution relationships are amortized over an assigned useful life of 15 years.

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
December 31, 2014 balance	$ 2,000	$ 822	$ 1,178
Amortization	—	134	134
December 31, 2015 balance	$ 2,000	$ 956	$ 1,044

4. Income Taxes

The Company had a receivable from the Parent for federal income taxes of $1,267 and for state income taxes of $32 at December 31, 2015, which were both included in Due from affiliates on the Statement of Financial Condition, respectively.

Significant components of the Company's deferred income tax assets and liabilities as of December 31, 2015 are as follows:

Deferred income tax assets:	
Deferred compensation and bonuses	$ 50
Total deferred income tax assets	50
Deferred income tax liabilities:	
Deferred commission and acquisition costs	(2,993)
Intangible assets	(393)
State income taxes	(37)
Total deferred income tax liabilities	(3,423)
Net deferred income tax liability	$ (3,373)

The Company is required to establish a valuation allowance for any portion of the deferred income tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred income tax assets, and therefore, no such valuation allowance has been established.

For all open tax years and all major taxing jurisdictions, management of the Company has concluded that there are no significant uncertain tax positions that would require recognition in the financial statements. Furthermore, management of the Company is also not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months. The company has no unrecognized tax benefits or related interest and penalties for the year ended December 31, 2015.

The Company files income tax returns, as part of its inclusion in the consolidated federal income tax returns of Ameriprise Financial (the Parent), in the U.S. federal jurisdiction, and various states and foreign jurisdictions. The

(in thousands)

IRS has completed its field examination of the 1997 through 2011 tax returns. However, for federal income tax purposes, tax years 1997 through 2006, 2008, 2009, remain open for certain unagreed-upon issues. The IRS is currently auditing the Parent's U.S. income tax returns for 2012 and 2013. The Parent's or certain of its subsidiaries' state income tax returns are currently under examination by various jurisdictions for years ranging from 1997 through 2012 and remain open for all years after 2012.

5. Fair Values of Assets and Liabilities

U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale.

Valuation Hierarchy

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

Level 1 Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.

Level 2 Prices or valuations based on observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Determination of Fair Value

The Company uses valuation techniques consistent with the market and income approaches to measure the fair value of its assets and liabilities. The Company's market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The Company's income approach uses valuation techniques to convert future projected cash flows to a single discounted present value amount. When applying either approach, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs. The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy.

Assets

Cash equivalents
The Company's cash equivalents, consisting of commercial paper, are classified as Level 2 and are measured at amortized cost, which approximates fair value because of the short time between the purchase of the instrument and its expected realization.

When available, the fair value of securities is based on quoted prices in active markets. If quoted prices are not available, fair values are obtained from third party pricing services, non-binding broker quotes, or other model-based valuation techniques.

(in thousands)

The following table presents the balances of assets and liabilities measured at fair value on a recurring basis:

	December 31, 2015			
	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents	$ —	$ 68,887	$ —	$ 68,887
Total assets at fair value	$ —	$ 68,887	$ —	$ 68,887

During the reporting period, there were no assets or liabilities measured at fair value that were Level 3 and there were no material assets or liabilities measured at fair value on a nonrecurring basis. There were no transfers between levels during the year.

Fair Value of Financial Instruments

In general, the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature and based on market interest rates available to the Company at December 31, 2015, approximate fair value.

6. Net Capital Provisions and Regulatory Requirements

As a registered broker dealer, the Company is subject to the SEC's uniform net capital rule (Rule 15c3-1).

The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires the Company to maintain net capital equal to 2% of combined aggregate customer-related debit items, as defined (or $250, if greater).

At December 31, 2015, the Company had net capital of $16,866, which was $16,616 in excess of the amount required to be maintained. Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

The Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that rule.

7. Related-Party Transactions

The Company provides various services to other affiliates and is compensated for these services pursuant to various agreements with the affiliates to which the services are provided. The most significant activity includes providing distribution services for associated mutual funds sold through an affiliated field force and outside distributors. Distribution fees include point-of-sale fees (such as front-load mutual fund fees) and asset-based fees that are generally based on a contractual rate as a percentage of the fair value of assets (such as 12b-1 fees).

CMIA has agreed to provide sponsor support to the Company for any services provided and liabilities incurred in its capacity as a principal underwriter and distributor of the Columbia Funds.

Receivables due from affiliates on the statement of financial condition as of December 31, 2015, primarily relates to uncollected sponsor's support fees of $4,207 and receivables for Federal and State taxes of $1,299.

Payables due to affiliates on the statement of financial condition as of December 31, 2015, primarily relates to12b-1 fees of $24,619, fees for use of affiliates' wholesaling and marketing capabilities of $11,820, and marketing support fees of $2,173.

8. Commitments and Contingencies

In the normal course of business, the Company may indemnify and guarantee certain service providers against potential losses in connection with their acting as service providers to the Company. The maximum potential amount of future payments the Company could be required to make under these indemnifications cannot be estimated, however, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded a contingent liability in the financial statements for any indemnifications.

9. Subsequent Events

As of February 25, 2016, which is the date the financial statements were available to be issued, the Company has evaluated events or transactions that may have occurred after the balance sheet date for potential recognition or disclosure. No events or transactions were identified requiring further recognition or disclosure.

STATEMENT OF FINANCIAL CONDITION

Columbia Management Investment Distributors, Inc.
SEC File Number: 8-25845
December 31, 2015
With Report of Independent Registered Public Accounting Firm